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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01
(Title of Class of Securities)
291525103
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	291525103	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). LKCM Private Discipline Master Fund SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	291525103	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). LKCM Private Discipline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	291525103	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). LKCM Alternative Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	291525103	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, CO

CUSIP No.	291525103	Page	6	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	291525103	Page	7	of	11

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.
Item 2. Identity and Background
(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund SPC, a Cayman Islands segregated portfolio company (“Master Fund”), LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), LKCM Alternative Management, LLC, a Delaware limited liability company (“PD Alternative”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PD Management, PD Alternative, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of Master Fund is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
(c) Master Fund is the record owner of the shares of Common Stock reported herein. PD Management owns all of the outstanding management shares of Master Fund. PD Alternative is the general partner of PD Management. LKCM is the investment manager for Master Fund. J. Luther King, Jr. is the controlling shareholder of LKCM, and J. Luther King, Jr. and J. Bryan King are controlling members of PD Alternative. The principal business of Master Fund is purchasing, holding, and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.
(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Master Fund is organized under the laws of the Cayman Islands. PD Management, PD Alternative, and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Master Fund acquired 1,950,000 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $6,200,000 using working capital.
Item 4. Purpose of Transaction
The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.
In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer
(a) As of November 21, 2008, the Reporting Persons may be deemed to beneficially own 1,950,000 shares of Common Stock (which represents approximately 6.2% of the outstanding Common Stock, based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008).
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
LKCM Private Discipline Master Fund SPC	1,950,000	0	1,950,000	0
LKCM Private Discipline Management, L.P.	1,950,000	0	1,950,000	0
LKCM Alternative Management, LLC	1,950,000	0	1,950,000	0
Luther King Capital Management Corporation	1,950,000	0	1,950,000	0
J. Luther King, Jr.	1,950,000	0	1,950,000	0
J. Bryan King	1,950,000	0	1,950,000	0
(c) During the past sixty days, Master Fund effected the following purchases of shares of Common Stock in open market transactions.

Date	Shares Purchased	Price
10/15/2008	2,100	$0.6829
10/15/2008	497,900	$0.6649
11/21/2008	50,000	$0.2966
11/21/2008	350,000	$0.2857
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise provided herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 26, 2008, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 26, 2008

LKCM Private Discipline Master Fund SPC

By:	Luther King Capital Management Corporation,
its investment manager

By:	/s/ J. Bryan King J. Bryan King, Principal and Vice President

LKCM Private Discipline Management, L.P.

By:	LKCM Alternative Management, LLC,
its general partner

By:	/s/ J. Bryan King J. Bryan King, Managing Member

LKCM Alternative Management, LLC

By:	/s/ J. Bryan King J. Bryan King, Managing Member

Luther King Capital Management Corporation

By:	/s/ J. Bryan King J. Bryan King, Principal and Vice President

/s/ J. Bryan King

J. Bryan King

/s/ J. Luther King, Jr.

J. Luther King, Jr.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated November 26, 2008, by and among the Reporting Persons.